Mail Stop 3561
                                                               May 8, 2019



    Teresa L. Dick
    Executive Vice President and
    Chief Financial Officer
    Rattler Midstream LP
    515 Central Park Drive, Suite 500
    Oklahoma City, Oklahoma 73105

            Re:   Rattler Midstream LP
                  Amendment No. 6 to Registration Statement on Form S-1 Filed May 6, 2019
                  File No. 333-226645

    Dear Ms. Dick:

            We have reviewed your amended registration statement and have the following comment.
    In our comment, we may ask you to provide us with information so we may better understand your disclosure.

           Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

           After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 2, 2019 letter.

    Rattler Midstream Operating LLC Audited Consolidated Financial Statements

    2. Summary of Significant Accounting Policies, F-40

        1. You removed the note titled "Supplemental Pro Forma Information (Unaudited)." Please
           add this note to your next amendment or explain to us why this disclosure is not necessary.
 Teresa L. Dick
Rattler Midstream LP
May 8, 2019
Page 2

        You may contact Adam Phippen, Staff Accountant, at (202) 551-3336, or Donna Di
Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley, Staff Attorney, at
(202) 551-2545 or me at (202) 551-3720 with any other questions

                                                           Sincerely,

                                                           /s/ Mara L. Ransom

                                                           Mara L. Ransom
                                                           Assistant Director
                                                           Office of Consumer
Products